

September 7, 2012

Via E-mail
Ms. Robin Gantt
Vice President and Chief Financial Officer
Northwest Pipe Company
5721 SE Columbia Way, Suite 200
Vancouver, WA 98661

> **RE: Northwest Pipe Company
> Item 4.01 Form 8-K
> Filed August 24, 2012
> File No. 0-27140**

Dear Ms. Gantt:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant